SAND TECHNOLOGY

May 14, 2008

Zainab Ahmed Schwartz
383 Claremont,
Westmount
Quebec H3Z 2P6

Dear Zainab,

I am pleased to invite you to become a full-time employee of Sand Technology Inc. ("SAND") with a scheduled start date on or before June 9, 2006.

The following defines the conditions of this offer:

1. The following defines the conditions of this offer.

1. The position being offered to you is **VP Finance and Chief Financial Officer of SAND Technology Inc.** Your duties will involve the following areas:

- To successfully install and manage all financial control systems for the corporation.
- Supervise on a day-to-day basis all personnel and subcontractors who are involved in the finance and accounting functions.
- Preparation of all financial management and audit reports on a timely basis.
- To review all sales contracts prior to signature and for determining how the revenue recognition should be done.
- To provide both leadership of and personal participation in the Business development of Sand's service offerings. You will be expected to provide our management, sales & services executives support from time to time, based on objectives to be mutually agreed with me.
- Provide input to the financial directions of the company.
- To recruit and train appropriate personnel to meet mutually agreed upon staffing levels as the need arises.

You will report directly to me, however your reporting structure will be subject to change from time to time depending on the requirements of the business.

2. During the term of your employment with SAND, you shall devote your full time, skill and attention to your duties and responsibilities, and shall perform them faithfully, diligently and competently, and you shall use your best efforts to further the business of SAND and its affiliates.

3. Your basic salary will be $120,000 per year, paid every two weeks. A formal review will occur annually, on or about the anniversary of your joining. Additionally, you will participate in an annual bonus plan of $20,000, to be tied to the company achieving its financial targets in revenue, profit and cash as well as some objectives related to specific things you will be required to accomplish. In the first year this bonus will be guaranteed at 100%, the guarantee will be 50% thereafter, payable at the end of each 12 months of service. The bonus will be earned in proportion to the achievement of these targets a formal review will be planned on or about November 30th, 2008 to review progress against objectives

4. You will be entitled to receive SAND's employment related benefits made available to other employees to the full extent of your eligibility under the terms of the insurance contracts pursuant to which the benefits are provided.

   In particular, you shall be permitted, to the extent eligible, to participate in any group life, hospitalization or disability insurance plan, health program, or similar benefit plan of SAND that may be available to other comparable employees generally on the same terms as such other employees. Participation in any such plan shall be consistent with your rate of compensation to the extent that compensation is a determinative factor with respect to coverage under any such plan.

5. You will be entitled to three weeks vacation annually. Other than to the minimum extent required by the *Employment Standards Act*, of Quebec, ("ESA") SAND follows a "use or lose" vacation policy, so it is important that you both schedule and take your vacation each year. The period between Christmas & New Year are considered mandatory vacation days for all Sand Employees with specific exceptions in the development and product support areas.

6. Upon your acceptance of employment, you will be granted up to 30,000 shares of SAND Common Stock under SAND's Share Award Plan subject to the approval of the Board of Directors. Under this plan, you will be granted the right to acquire 30,000 Class A Common Shares at no cost after you have been in the employ of SAND for three years.

7 Pre-approved business expenses, and reasonable living expenses associated with your stays away from home on behalf of SAND, incurred by you will be reimbursed according to SAND's expense reimbursement policy. All air travel must be approved in advance and is typically centrally arranged by the Corporate Headquarters.

8. You will be required to execute an Employee Confidential and Copyright form, which basically defines your responsibilities to protect SAND confidential information and assign all inventions and copyrights during your employment to SAND.

9. The first three months of your employment are probationary, during which period you may resign without notice and SAND may terminate your employment without notice or pay in lieu. After the end of the termination period: (i) you may resign on two weeks notice; (ii) Sand may terminate your employment at any time without notice or pay in lieu for just cause; and (iii) in the absence of just cause, Sand may terminate your employment by providing the minimum notice as required by ESA and severance pay of 8 weeks.

Zainab, we are pleased about having you as a part of the SAND team, and I am looking to you to help quickly unlock the tremendous potential available. This offer is open for your acceptance until close of business on May 19, 2008. Please acknowledge acceptance of this offer by signing and returning the enclosed copy of this letter. SAND and you shall undertake to promptly prepare and execute all of the documents and agreements as are reasonably and necessary to carry out the intentions expressed herein.

I am hoping you will make significant contributions to our growth at SAND Technology, and I look forward to working with you. Please read this letter carefully and sign it together with Addendum A to verify your understanding and acceptance of all terms and conditions.

Sincerely,

Arthur Ritchie
President & CEO
Sand Technology Inc.

Accepted on this day of May 16th, 2008

Zainab Ahmed Schwartz

Attachment A

ADDENDUM A TO LETTER DATED May 16th, 2008
FROM SAND TECHNOLOGY INC.
TO ZAINAB SCHWARTZ

CONFIDENTIALITY AND NON-SOLICITATION AGREEMENT

I agree with Sand Technology (the "Company"):

A. Inventions and Trade Secrets

1. To disclose promptly to the Company, in writing, all inventions, developments and discoveries, which I make or I may make or conceive, either solely or jointly with others, during the period I work for the Company, that:
   (a) relate to any subject matter with which my work for the Company may be concerned; or
   (b) relate to or are connected with the business, products or projects of the Company; or
   (c) involve the use of the Company's time, materials or facilities.

2. At all times while I am working for the Company and at any time subsequent to the termination of my work for the Company regardless of the reason for such termination, at no expense to me, to execute and deliver such assignments and other documents, and to perform such other acts (including my appearance as a witness in any contest) as may be requested by the Company to obtain or uphold, of the benefit of the Company, patents in any and all countries, for inventions, developments and discoveries within the categories defined in 1. (a), (b), (c), above, whether or not I am an inventor thereof, said inventions, developments and discoveries to be and remain the property of the Company or its nominees.

3. At all times while I am working for the Company and at any time subsequent to the termination of my work for the Company regardless of the reason for such termination, to hold in strictest confidence, and not use for my own purposes or for the benefit of others, and not publish and not disclose to any person, firm or corporation, without prior express written authorization of an officer of the Company, any trade secrets or any confidential or proprietary knowledge or information concerning any inventions, manufacturing or processing techniques, processes, formulae, data, or other matter regarding the research and development programs, products, customers, sales or business of the Company, which I may in any way acquire or develop by reason of my work for the Company.

   This does not include the following:
   a. Information as defined above that becomes known through no fault of my own, or
   b. Information that is public knowledge through no fault of my own.

4. Upon leaving the service of the Company, for whatever reason, to deliver promptly to the Company, all notes, books, engineering records, correspondence, drawings, and other written and graphical records in my possession or under my control relating to the business, products, or projects of the Company.

5. To abide by the foregoing provisions in all respects, and specifically, that I will not withhold inventions conceived or reduced to practice in connection with my work of the Company for my own use after I cease to work for the Company for whatever reason, that I will not impart to subsequent employers information to be held by me in confidence as defined in (3) above, and that I will not induce or encourage other consultants or employees of the Company to violate the terms of their agreements with the Company.

6. For a period of one year from the date of leaving the service of the Company, not solicit other employees of the Company to leave the Company for any new employer or place of work of mine.

Listed by descriptive title for the purposes of identification are all the inventions made by me prior to this signature of this Agreement, which I consider to be my property, and which are excluded from this Agreement.

NONE

B. Outside Activities

To disclose to the Company, in writing, any and all consulting or professional services I am presently performing for the other parties, and to advise the Company in writing, prior to accepting any offer to perform any future consulting or professional services related to or connected with a business, or products which are similar to those for the Company.

ZAINAB AHMED SCHWARTZ

Employee: (Print Name)

[signature]

Signature of Employee

Dated: 16. MAY. 2008

At: MONTRÉAL

CANADA